FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

12 May 2004

PREMIER FARNELL PLC

PREMIER FARNELL PLC (Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire LS12 2QQ, England (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC (Registrant)

Date: 12 May 2004	By:	Steven John Webb
Steven John Webb Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company PREMIER FARNELL PLC	2.	Name of shareholder having a major interest PRUDENTIAL PLC AND CERTAIN OF ITS SUBSIDIARY COMPANIES

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
NOT DISCLOSED	M&G (LOMBARD ST) NOMS FPE
MAGIM HSBC GIS NOM (UK) SALI
PRUCLT HSBC GIS NOM (UK) PAC AC
PRUCLT HSBC GIS NOM (UK) PPL AC
ROY NOMINEES 578079
ROY NOMS LTD 578052
ROY NOMS LTD 578060
ROY NOMS LTD 578141
			ROY NOMS LTD 578192	67,228 210,978 19,930,207 2,468,267 198,282 114,292 295,000 221,720 492,528

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed NOT DISCLOSED	8.	Percentage of issued class NOT DISCLOSED

9.	Class of security ORDINARY SHARES OF 5P EACH	10.	Date of transaction NOT DISCLOSED	11.	Date company informed 11 MAY 2004

12.	Total holding following this notification 23,998,502	13.	Total percentage holding of issued class following this notification 6.61%

14.	Any additional information	15.	Name of contact and telephone number for queries STEVEN WEBB COMPANY SECRETARY PREMIER FARNELL PLC 150 ARMLEY ROAD LEEDS LS12 2QQ TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification STEVEN WEBB COMPANY SECRETARY
Date of notification: 11 MAY 2004